Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET BOSTON, MASSACHUSETTS 02108-3194 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com January 8, 2012
FIRM/AFFILIATE OFFICES
-----------
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR
John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Multi-Sector Income Trust
(File Nos. 811-22774 & 333-185205)

Dear Mr. Ganley:

We are in receipt of your comment letter dated January 4, 2013 with respect to the Trust’s registration statement on Form N-2 filed on November 30, 2012 (File Nos. 333-185205 and 811-22774) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).

The Trust has considered your comments and has authorized us to make the responses and changes discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed on or about the date hereof and is marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since the initial filing.

For ease of reference, we have included your comments below followed by our responses.  All capitalized terms not defined herein are defined in the Registration Statement.

John M. Ganley
January 8, 2013

Prospectus

Prospectus Summary — Investment Policies (page 1)

1.           The first paragraph of this section states that, under normal market conditions, the Trust will invest at least 80% of its Managed Assets in loan and debt instruments and loan-related and debt-related instruments. Inasmuch as the Trust includes the term “fixed income” in its name, the Trust must have a policy to invest at least 80% of its assets in fixed income investments. See Rule 35d-1 under the Investment Company Act of 1940 (“Investment Company Act”). Please revise the policy to make clear that each of the instruments identified in the policy are fixed income instruments. For example, the policy should specify that the Trust invests in fixed income loan and debt instruments. In addition, please define the terms “loan-related” and “debt-related” instruments and explain to us why it is appropriate to treat such instruments as fixed income investments.

The Trust notes that the name of the Trust has been changed and no longer includes “fixed-income” in the name.  Furthermore, the Trust has revised the disclosure in the Registration Statement to no longer use the terms “loan-related” and “debt-related.”

2.           The fourth paragraph of this section states that the Trust may invest in fixed income securities of any type, including those with “fixed, floating or variable interest rates, those with interest rates that change based on multiples of changes in a specified reference interest rate or index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest.” (Emphasis added.) Please explain to us why each of the types of securities appearing in italics should be considered fixed income securities, inasmuch as they do not pay fixed rates of interest.

The Trust notes that the name of the Trust has been changed and no longer includes “fixed-income” in the name.  Therefore, the Trust’s definition of “fixed income” securities no longer implicates Section 35(d) or Rule 35d-1.   Therefore, the Trust should be free to define terms used in the registration statement in any reasonable manner.  The Trust believes that including floating and variable rate debt securities within the definition of fixed income securities is reasonable.  We note that while such securities may pay rates that are variable, such rates generally are fixed by a formula or reference rate, as opposed to equity securities on which dividends or distributions are payable at the discretion of the issuer’s board.  Additionally, the Trust believes that the inclusion of floating and variable rate securities within the broader definition of fixed income securities is consistent with market understanding and disclosure utilized by many peer funds of the Trust. (See, e.g. Blackstone / GSO Strategic Credit Fund (File Nos. 333-180618 and 811-22686) (“As part of its investments in corporate fixed income instruments, the Fund may invest in fixed, variable and floating rate Senior Secured Loans”);  Prudential Short Duration High Yield Fund, Inc. (File Nos. 333-178016 and 811-22632) (“The Fund seeks to achieve its objective by

John M. Ganley
January 8, 2013

investing primarily in a diversified portfolio of high yield fixed income instruments that are rated below investment grade.” “The Fund’s investments in corporate debt securities may include, but are not limited to, senior, junior, secured and unsecured bonds, notes and other debt securities, and may be fixed rate, variable rate or floating rate, among other things.”); Virtus Global Multi-Sector Income Fund (File Nos. 333-176761 and 811-22608) (“The Fund invests at least 80% of its Managed Assets in fixed income securities of U.S. and non-U.S. issuers.”  “The Fund’s investments will include some or all of the following… High yield instruments, including bank loans (which are generally floating-rate), of U.S. and non-U.S. issuers.”))

3.           The eighth paragraph of this section states that the Trust may invest in other open- or closed-end investment companies, including exchange-traded funds. Please ensure that a line item will be included in the Trust’s fee table for Acquired Fund Fees and Expenses. See Instruction 10 to Item 3 of Form N-2. This paragraph also provides that the Trust treats its investments in open- or closed-end investment companies that invest “primarily” in fixed income securities as investments in fixed income securities. Please substitute “substantially all” or other similar language for the word “primarily.” Alternatively, please define “primarily” and explain to us why it is appropriate to treat investment companies that invest primarily in fixed income securities as fixed income securities for purposes of complying with the Trust’s 80% policy required by Rule 35d-1 under the Investment Company Act.

The Trust confirms that a line item for Acquired Fund Fees and Expenses will be included to the extent that expenses attributable to the Trust’s investments, if any, in other investment funds are estimated to exceed 0.01%.  The Trust notes that the name of the Trust has been changed and no longer includes “fixed-income” in the name.  Therefore, the Trust’s definition of “fixed income” securities no longer implicates Section 35(d) or Rule 35d-1.  Nonetheless, the Trust has modified the disclosure to treat funds that invest “substantially all” of their assets in fixed income securities as investments in fixed income securities.

Prospectus Summary — Special Risk Considerations — Strategic Transactions and Derivatives Risk (page 15)

Prospectus Summary — Special Risk Considerations — Swaps Risk (page 16)

4.           Disclosure in these sections states that the Trust may invest in various derivative instruments, including credit default swaps and total return swaps. Please explain to us how the Trust will value derivatives for purposes of (i) the Trust’s policy to invest at least 80% of its Managed Assets in fixed income securities, and (ii) calculating the amount of Managed Assets, on which the Advisor charges its Management Fee. Please provide in your response letter an affirmative statement that the Trust will not use notional value of its derivative investments for purposes of determining its Management Fee and include similar language in the Investment Management Agreement.

John M. Ganley
January 8, 2013

The Trust confirms that for purposes of calculating Managed Assets, as used in connection with its 80% policy and its management fee, the Trust will value derivatives using their fair market value, which will either be the mark to market value or the fair value as determined by the Trust’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees, and not their notional value.

A form of the Investment Management Agreement for the Trust has been filed as an exhibit to the Amendment.  The Investment Management Agreement defines managed assets by stating that “the managed assets of the Trust shall be calculated pursuant to the procedures adopted by resolutions of the Board of Trustees of the Trust for calculating the value of the Trust’s assets or delegating such calculations to third parties.”  The Trust respectfully submits that further delineation of the method of valuation of one particular asset within the Investment Management Agreement, as opposed to the Trust’s valuation policies, is inappropriate.

Summary of Trust Expenses (page 20)

5.           The introductory paragraph states that the Trust’s expenses have been estimated based on the assumption that the Trust “issues ____ common shares.” Please also set forth the aggregate dollar amount of the offering in this paragraph.

The Trust has added the requested disclosure.

6.           Footnote (1) to the fee table states that the Adviser has agreed to pay such organizational and offering expenses of the Trust to the extent the organizational and offering expenses exceed $____ per common share. We do not believe the inclusion of organizational expenses in this arrangement is permissible under GAAP because of the different accounting treatment for these costs. Organizational expenses, when incurred by the Trust, are required to be expensed immediately and reflected as an expense in the statement of operations accompanying the seed balance sheet. Offering costs, however, are deferred until the sale of shares to the public and do not immediately impact the net assets on the seed balance sheet date. Once the sale of shares to the public occurs, offering costs are charged to paid-in-capital. See AICPA Audit and Accounting Guide: Investment Companies ¶ 8.30 (2012). While the Advisor can consider either contributing additional seed money to the Trust to pay the organizational expenses or waiving the organizational expenses and reimbursing the Trust at a later date, it is contingent upon the size of the offering. Since this is likely unknown at the time of the seed balance sheet date it is likely uncertain exactly how the organizational expenses will be funded and whether the Trust has met the minimum seed balance capital requirements. For this reason, we request you exclude organizational costs from calculation of the Advisor’s payment of offering costs.

As noted in footnote (1) to the fee table, the Trust will  pay its organizational costs in full out of its seed capital prior to completion of this offering.   The Trust will also

John M. Ganley
January 8, 2013

pay offering expenses which, when added to the organizational costs paid by the Trust, will not exceed $.04 per common share.  Offering costs which, when added to the organizational costs paid by the Trust, exceed $.04 per common share will be paid by the Advisor.  The Advisor will not pay or reimburse organizational costs, which as noted above will be paid by the Trust out of its seed capital.   The Trust has revised disclosure to clarify that the Advisor will only pay offering expenses of the Trust.

The Trust has been provided with sufficient seed capital such that it will meet the minimum seed capital balance requirement after the deduction of organizational costs.  The Trust respectfully disagrees with the statement that organizational costs are likely unknown at the time of the seed balance sheet date.   While offering expenses are contingent on the size of the offering, organizational costs are relatively fixed.  In accordance with AICPA Investment Companies Audit and Accounting Guide, organizational costs are limited to expenses associated with matters such as (i) incorporation fees, (ii) legal services pertaining to the organization and incorporation of the fund, drafting of bylaws, service provide agreements and matters related to the initial meeting of the trustees, and (iii) audit fees relating to the initial registration statement and seed capital audit.  Therefore, such costs can be accurately estimated at the time of the seed balance sheet date.

7.           Footnote (4) presents a fee table assuming that no leverage is used. Please revise this footnote fee table, using different font and formatting, to ensure that investors do not confuse it with the fee table presented in the text, which assumes the use of leverage.

The Trust confirms that the table contained in footnote (4) is shown in a font and formatting consistent with the rest of the footnotes.

Statement of Additional Information

Investment Objectives and Policies — Investment Restrictions — Fundamental Investment Restrictions (page S-2)

8.           The first fundamental investment restriction states that the Trust may not concentrate its investments in any particular industry “provided, that the Trust will invest at least 25% of its total assets in mortgage related securities, which for purposes of this investment restriction the Trust will treat as an industry or group of industries.” We note that mortgage-backed securities (“MBS”) may be issued by U.S. Government agencies or instrumentalities (“Government MBS”) or by private entities (“Private MBS”). Generally, we do not consider U.S. Government securities, including Government MBS, to be subject to the concentration policy requirement in Section 8(b)(1)(E) of the Investment Company Act because the U.S. Government is not considered to be part of an industry. See Investment Company Act Release No. 9785 (May 31, 1977). The staff of the Division of Investment Management, however, considers the issuers of Private MBS to be in an industry. Accordingly, please revise the

John M. Ganley
January 8, 2013

Trust’s policy to make clear whether the Trust will invest at least 25% of its total assets in Private MBS.

For purposes of the Trust’s industry concentration policy, the Trust intends to treat mortgage-related securities as an industry or group of related industries. The Trust notes that Section 8(b)(1)(E) of the 1940 Act requires a fund to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.”  Likewise, Item 8(2)(b)(2) of Form N-2 requires a fund to disclose “the identity of any particular industry or group of industries in which the Registrant proposes to concentrate.”   And the Instruction to that item states that “Concentration, for purposes of this item, is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”  The 1940 Act does not define “industry or group of industries” nor has the SEC done so, except to the extent of the limited guidance in former Guide 19 to Form N-1, which stated that “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the guides have since been rescinded, we understand the Staff believes Guide 19 is generally instructive with respect to industry concentration.

As you note, the Staff of the Commission has historically permitted funds to exclude from their industry concentration policies U.S. government securities.   However, we do not believe that such guidance precludes a fund from electing not to avail itself of such an exclusion and to include certain types of securities of the U.S. Government or its agencies or instrumentalities in an industry, provided the fund properly discloses its policy.  We note that in Investment Company Act Release No. 9785 (May 31, 1977) the Staff stated that “any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.” To that end, the Trust has revised disclosure contained in the explanatory paragraphs following the Trust’s investment restrictions to exclude mortgage-related securities from the exception from the concentration policy applicable to securities of the U.S. Government and its agencies or instrumentalities.

Whether or not one subdivides MBS into separate industries representing government agency MBS and private non-agency MBS, such instruments represent interests in pools of mortgages and are involved in the financing of real estate and the pooling of such financings and consequently would at a minimum constitute a group of industries.  Furthermore, while there are certain differences in the risk profile associated with government agency MBS and private non-agency MBS investments, both types of securities are subject to many of the same or substantially similar economic attributes and risks, including with respect to prepayment risk, extension risk and interest rate risk.  With respect to these risks, government agency MBS and private non-agency MBS may be similarly impacted by developments in the housing and mortgage markets and economy generally.  Therefore, regardless of what type of mortgage-related securities the Trust may invest in pursuant to its concentration policy, it will always be exposed to risks associated with an investment in the mortgage markets, as disclosed in the Trust’s prospectus.  Therefore, an

John M. Ganley
January 8, 2013

industry concentration policy that provides that the Trust will concentrate in mortgage-related securities, including government agency MBS and private non-agency MBS, does not constitute freedom of action to shift concentration without guidelines from one group of industries to one or more other unrelated groups of industries.

The Trust notes that many funds express their industry concentration policies in terms of the group of industries that make up an economic sector (such as an energy fund that invests in the group of industries that make up the energy sector).   The Trust believes that there are commonalties between the different types of mortgage related securities in which the Trust may invest pursuant to its concentration policy similar to those that exist between disparate industries within a broad economic sector, and therefore it is reasonable to treat such mortgage-related securities as a group of industries for purposes of the Trust’s concentration policy.  The Staff’s view that private non-agency MBS constitute a separate industry should not preclude the Trust from adopting a concentration policy with respect to a group of industries, as permitted by the 1940 Act, provided that such policy is properly disclosed in the Trust’s registration statement.

Finally, the Trust notes that its concentration policy is consistent with that of several other funds that concentrate in mortgage related securities.  (See, e.g. Nuveen Mortgage Opportunity Term Fund (File Nos. 333-161958 and 811-22329) and Nuveen Mortgage Opportunity Term Fund 2 (File Nos. 333-163949 and 811-22374) (“For purposes of this Fund, investments in MBS will be treated as an industry or group of industries and the Fund expects to concentrate its investments therein.”); and Western Asset Mortgage Defined Opportunity Fund Inc. (File Nos. 333-163711 and 811-22369) (“The Fund will invest at least 25% of its Managed Assets (as defined below) in MBS, which for purposes of this restriction the Fund will treat as one industry or group of industries…. MBS include, but are not limited to, the following: non-agency RMBS; CMBS; U.S. agency mortgage-backed pass-through securities…; delegated underwriting and servicing bonds, including pools of multi-family housing loans issued by Fannie Mae and Freddie Mac; CMOs, including interest only, principal only and other mortgage securities backed by U.S. agency or non-agency pass-through securities; mortgage-related asset-backed securities (‘ABS’), such as home equity loan-backed securities; MBS credit default swaps (including on the CMBX, TRX and ABX indices) and other derivative instruments related to MBS; inverse floating rate securities; RMBS denominated in currencies other than the U.S. dollar; and repurchase agreements supported by agency MBS.”)

9.           The second paragraph after the fundamental investment restrictions provides that the policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please revise this to specify that the policy does not apply to tax exempt securities issued by governments or political subdivisions of governments. See Investment Company Act Release No. 9785 (May 31, 1977).

The Trust has revised disclosure as requested.

John M. Ganley
January 8, 2013

Strategic Transactions and Other Management Techniques — Total Return Swaps (page S-13)

10.           This section states that the Trust may engage in total return swaps. The Trust discloses that if the total return swap transactions are entered into on a net basis, the net amount of the excess, if any of the Trust’s obligations over its entitlements with respect to each total return swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Trust. When the Trust engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

The Trust will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Trust’s use of total return swaps and derivatives in general.

General Comments

11.           Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Trust has made consistent revisions throughout the registration statement.

12.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Trust is advised that additional comments may be provided on omitted disclosure items or exhibits added in any further pre-effective amendment, and the Trust will respond to any such additional comments when and if made.

13.           If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under

John M. Ganley
January 8, 2013

the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Trust intends to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which it will rely on Rule 430A.  This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid, and information derived therefrom.  This information will be omitted, as it is not expected that it will be known at the time of filing.  The Trust intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

14.           Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.

15.           Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter.

16.           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Trust notes your comment.  Management of the Trust has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Registration Statement.

17.           Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John M. Ganley
January 8, 2013

The Trust notes your comment.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/Thomas A. DeCapo

Thomas A. DeCapo